EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended March 31
	2017	2016
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$422	$386
Fixed charges excluding preferred stock dividends	64	61
Income for computation excluding interest on deposits	486	447
Interest expense excluding interest on deposits	50	47
One-third of rent expense	14	14
Preferred stock dividends	16	16
Fixed charges including preferred stock dividends	80	77
Ratio of earnings to fixed charges, excluding interest on deposits	6.06x	5.79x
Including Interest on Deposits
Income from continuing operations before income taxes	$422	$386
Fixed charges excluding preferred stock dividends	99	88
Income for computation including interest on deposits	521	474
Interest expense including interest on deposits	85	74
One-third of rent expense	14	14
Preferred stock dividends	16	16
Fixed charges including preferred stock dividends	115	104
Ratio of earnings to fixed charges, including interest on deposits	4.54x	4.53x